Exhibit (a)(5)(B)

iQIYI, Inc. Announces the Results of the Repurchase Right Offer for

Its 6.50% Convertible Senior Notes due 2028

BEIJING, CHINA, March 13, 2026 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced the results of its previously announced repurchase right offer relating to its 6.50% Convertible Senior Notes due 2028 (CUSIP No. G4939KAF3) (the “Notes”). The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, March 12, 2026. Based on information from Citibank, N.A. as the paying agent for the Notes (the “Paying Agent”), US$207,800,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate amount of the repurchase price of these Notes (including the aggregate principal amount of the Notes plus accrued and unpaid interest) (the “Repurchase Price”) is US$207,800,000. The Company has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had validly exercised their repurchase right. Following settlement of the repurchase, US$259,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

For further information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com